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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           AmeriVest Properties, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                    03071L101
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                                 (CUSIP Number)

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                               Alexander S. Hewitt
                       1780 S. Bellaire Street, Suite 515
                                Denver, CO 80222
                                  303-297-1800
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 28, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                  OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP NO. 03071L101                                  AMERIVEST PROPERTIES, INC.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Alexander S. Hewitt
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            00
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    59,794
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   1,365,901
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   59,794
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     1,365,901
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,425,695
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                       |_|

            /
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.9%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP NO. 03071L101                                  AMERIVEST PROPERTIES, INC.
-------------------------------------------------------------------------------


ITEM 1.      SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value of AmeriVest Properties, Inc., a Maryland corporation (the "Issuer"), having its principal executive offices at 1780 S. Bellaire Street, Suite 515, Denver, CO 80222.

ITEM 2.      IDENTITY AND BACKGROUND.

The person filing this statement is Alexander S. Hewitt, a United States citizen, whose business address is 1780 S. Bellaire Street, Suite 515, Denver, CO 80222. Mr. Hewitt is an Executive Vice President of Sheridan Realty Corp., 1780 S. Bellaire Street, Suite 515, Denver, CO 80222. The principal business of Sheridan Realty Corp. is real estate investment, development and management. Mr. Hewitt is a Vice Chairman and a Vice President of the Issuer.

During the last five years, Mr. Hewitt has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making either one of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The transactions covered by this statement include:

(a) the receipt of common stock from Issuer on December 26, 2000, as consideration in exchange for the purchase of a key man insurance policy issued with respect to Mr. Hewitt to Sheridan Investments, LLC, a Delaware limited liability company ("SI"). Mr. Hewitt is the co-manager of Sheridan Development, LLC., a Delaware limited liability company ("SD"), the manager of SI.

(b) the receipt of common stock from Issuer on June 25, 2001, as consideration in exchange for the interest in an office building from SI.

(c) the receipt of common stock under the Issuer's dividend reinvestment plan with respect to some or all of these transactions and other previously disclosed transactions.

ITEM 4.      PURPOSE OF TRANSACTION.

The purpose of this transaction is for investment. Item 3 is incorporated herein by reference.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Items 3 and 4 are incorporated herein by reference.

This will be the final amendment Mr. Hewitt will file on a separate filing. All future amendments will be filed as amendments to the group filing made by William T. Atkins et al.

(a) Mr. Hewitt beneficially owns and has the sole power to vote and dispose of 59,249 shares of Issuer common stock and warrants to acquire an additional 545 shares of Issuer common stock.

(b) Mr. Hewitt is one of five directors of Rock River Trust Company ("RRTC"), which beneficially owns 87,029 shares of Issuer common stock, as Trustee of various trusts. RRTC is an Illinois chartered trust company with a principal business address at 4709 44th Street, Suite 5, Rock Island, IL 61201. RRTC has not, during the last five years, been convicted in a criminal proceeding nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hewitt does not vote on any matters before the RRTC board of directors regarding the acquisition, voting, or disposition of such stock. Mr. Hewitt disclaims beneficial ownership in such shares.

(c) Mt. Hewitt is one of five directors of and a shareholder in Sheridan Realty Corporation, a Delaware corporation ("SRC"), the general partner of Sheridan Realty Partners, L.P., a Delaware limited partnership ("SRP"). SRP owns 205,221 shares of Issuer common stock. Neither SRC or SRP has, during the last five years, been convicted in a criminal proceeding nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hewitt disclaims beneficial ownership in such shares.

(d) Mr. Hewitt is co-manager of SD, the manager of SI. SI owns 1,073,651 shares of Issuer common stock. Neither SD nor SI has, during the last five years, been convicted in a criminal proceeding nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Mr. Hewitt, therefore, has sole voting power and sole investment power over 59,794 shares of common stock and shared voting power and shared investment power over 1,365,901 shares of common stock (with respect to such shared voting and shared investment power he disclaims beneficial ownership), representing 32.9% of the sum of, pursuant to Rule 13d-3(d)(I)(i), (A) 4,329,688 outstanding shares of the Issuer and (B) warrants to acquire 545 shares of Issuer common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a) Mr. Hewitt is a business associate of Mr. William T. Atkins, a director of AmeriVest Properties Inc. Because their acquisition, voting, and disposition activities could cause them to be deemed to be a "group" (as defined in Section 13 of the Securities Exchange Act of 1934, as amended), Mr. Hewitt and Mr. Atkins have entered into an agreement evidencing that, unless and until either person decides otherwise, each will conduct his activities with respect to the Issuer's securities as if the two of them are a "group" (as defined in Section 13 of the Securities Exchange Act of 1934, as amended).

(b) Mr. Hewitt has also entered into a Subscription and Registration Rights Agreement between himself and the Issuer.

(c) Mr. Hewitt is a member of Sheridan Realty Advisers, LLC, a Colorado limited liability company ("SRA"), that holds warrants to acquire 750,000 shares of Issuer common stock, exercisable January 1, 2003, acquired pursuant to an investment advisory agreement entered into effective January 1, 2000.

(d) Other than these three agreements, there are no contracts, arrangements, understandings or relationships between Mr. Hewitt and any other party with respect to any of the Issuer common stock owned by Mr. Atkins, RRTC, SRC, SRP, SRA, SD, SI or any other party.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             None



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      June 28, 2001
                                      ------------------------------------------
                                      Date


                                      /s/ DEBORAH J. FRIEDMAN
                                      ------------------------------------------
                                      Signature


                                      Deborah J. Friedman, Attorney-in-Fact
                                      ------------------------------------------
                                      Name/Title

                                      Power of Attorney filed September 29, 2000